UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

105 Moatfield Drive

Unit 1003

Toronto, Ontario, Canada M3B 0A4

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Resignation and Election of Officer

On December 14, 2022, our Board of Directors (the “Board’) accepted the resignation of Mr. Guiping Xu as our Chief Executive Officer. Mr. Xu’s resignation was not the result of any dispute or disagreement with us or our Board on any matter relating to our operations, policies or practices.

Effective as of December 14, 2022, the Board appointed our founder, majority shareholder, a member of the Board, Executive Director, Ms. Fan Zhou, as our Chief Executive Officer. Ms. Zhou was our Chief Executive Officer from April 1, 2020 to October 31, 2020. Ms. Zhou served as a director from August 20, 2013 and as Executive Director from March 24, 2021 until December 15, 2021, and from June 17, 2022 to present. Ms. Zhou has over 20 years of experience in international vocational education in Canada and China. In 2000, she became the director of China marketing at US Xintra International Computer Institute (“Xintra”) in Toronto, Canada. Between 2001 to 2004, she became the director of the China Branch of Xintra in Guangzhou, China, and later the chair of Guangzhou Xintra Computer Ltd. and the Principal of Guangzhou Xintra Computer Training School. From 2005 to 2019, she was the director for the International Financial Management Association, South China Chapter and the chair and chief executive officer of China Youth Lang Dun Education Culture and Technology in Toronto, Canada, From 2015 to 2019, she served as the marketing director for the Toronto E-School, now a subsidiary of our Company, to promote and market the program in China, and served as the director of the International Commercial Art Designer Association (“ICAD”) in Toronto, Canada, where she managed the program for ICAD certification. She is the executive chairman of the Canada-China Economic and Trade Development Policy Committee, the Chairman of the Board of Directors for the North American Chinese Culture and Education Exchange Promotion Association, and, since March 2020, the Chairman of the Board of Directors for the Canadian Youth Education Mutual Aid Association. Ms. Zhou is pursuing her doctorate (PhD Candidate) degree from Jinan University in China.

Ms. Zhou will still receive an annual base compensation of $80,000 (C$100,000).

Effective as of December 14, 2022, the Board appointed Mr. John Kuhn as our Chief Operating Officer and Executive Vice President. Mr. Kuhn, has over 23 years of experience in the field of management, finance, economic development, operations, marketing, sales, and engineering. Since 2019 to present, he is the Chief Financial Officer of CyberDefense AI, which is a cyber security company offering firewall services. From 2017 to present, Mr. Kuhn has been working in the government of Ontario as a senior manager in Breakthrough Technologies. He is responsible for liaising to major corporations and setting up "Innovation of Ontario" at the MaRs Discovery District Innovation Lab. From 2014 to 2020, he worked in the management of the government of Ontario's Cyber Security Branch where he was responsible for the risk and privacy assessment on highly sensitive applications. From 2005 to 2020, he had managed business and government investment projects in the environmental and health sector. His duties have included the review of businesses for private sector and government funding programs, security initiatives and the management of investments for successful enterprises. From 1999 to 2009, he was the Chief Executive Officer of Doscom Enterprises Ltd., a Canadian company, which provided strategic consulting and management direction for small and medium-sized health enterprises, the governments, and the private sector. Mr. Kuhn holds a Bachelor of Science degree from McGill University and Master of Science in Engineering degree from Concordia University. He is a fellow with the American Registry of Internet Numbers (ARIN).

Mr. Kuhn will receive an annual base compensation of $48,000 (C$60,000).

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: December 20, 2022	By:	/s/ Fan Zhou
Fan Zhou
Chief Executive Officer

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